Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports third quarter 2018 results

  3.2% growth in consolidated revenue; 2.2% higher adjusted EBITDA

  266,000 total broadband wireless, Internet and IPTV net additions, up 41.5%

  Record Q3 total wireless net additions of 178,000, including a 15.5% increase in postpaid net additions to 135,000, delivered growth in wireless revenue of 5.9% and 4.5% in adjusted EBITDA

  Grew broadband Internet and IPTV market share with 88,000 net additions, up 8.7%

  Wireline revenue growth accelerates to 1.9% on improved organic residential and business top-line results, yielding 1.2% higher adjusted EBITDA

  Net earnings grew 2.0% to $867 million; net earnings attributable to common shareholders increased 1.4% to $814 million, or $0.90 per common share; adjusted net earnings of $861 million up 4.5%, driving a 5.5% increase in adjusted EPS to $0.96

MONTRÉAL, November 1, 2018 – BCE Inc. (TSX, NYSE: BCE) today reported results for the third quarter (Q3) of 2018.

“Powered by Canada’s most advanced fibre and wireless networks, Bell led the industry in Q3 broadband growth as we welcomed 266,000 wireless, Internet and IPTV customers, 41.5% more than in Q3 2017. Bell’s strategy of broadband network investment, ongoing service improvement and efficient operation is delivering leading results in the marketplace, stronger organic financial performance and service innovation across all of our business segments,” said George Cope, President and CEO of BCE and Bell Canada. “Canada’s best national mobile network delivered Bell’s highest number of wireless net additions ever in a third quarter, including accelerating growth in our Lucky Mobile prepaid brand and our highest number of postpaid net additions since 2012. Market-leading wireline broadband growth of 88,000 Internet and IPTV net subscriber additions and a strong performance by Bell Business Markets reflect the unsurpassed speed and quality of our growing high-speed fibre network for both consumers and business customers. And with continued leadership in conventional, pay and specialty TV, including #1 sports channel TSN, Bell Media delivered positive revenue in a traditionally slow quarter while leading the way in content creation and innovation across new media platforms.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

BUSINESS DEVELOPMENTS

Executive leadership appointments

In October, Bell announced the executive appointments of Mirko Bibic as Chief Operating Officer, responsible for leading Bell Mobility, Bell Residential & Small Business and Bell Business Markets, as well as all BCE and Bell legal and regulatory affairs; and of Wade

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Oosterman as Vice Chair, a senior advisory and executive oversight role in addition to his leadership of Bell Media as Group President and his role as Bell’s Chief Brand Officer.

Reduction in management positions

BCE completed a net reduction in its management workforce of 4%, or approximately 700 positions, in the past 120 days that is expected to deliver annualized cash savings of approximately $75 million. These changes reflect the further integration of Bell MTS, Bell Aliant and other acquisitions, productivity improvements and cost efficiencies resulting from the expansion of Bell’s all-fibre network footprint and service innovations enabled by new broadband technologies.

Rural and North broadband expansion

Following successful trials in the 3.5 and 28 GHz spectrum bands, Bell’s Wireless to the Home (WTTH) footprint has rolled out to 19 rural locations in Ontario and Québec with plans to deliver fixed wireless broadband Internet to more than 30 communities by the end of year. WTTH complements Bell’s wireline fibre to the premises (FTTP) network that now encompasses 4.4 million homes and business locations in 7 provinces. Bell’s 1.5 Gigabit service, Canada’s fastest, was launched in Ontario this summer and has now rolled out in Québec and Atlantic Canada. Bell company Northwestel launched its new high-speed broadband satellite network serving Nunavut in Iqaluit, the first of 25 communities in the territory that will access the network; Bell Mobility announced it is trialling LTE wireless in Iqaluit and Rankin Inlet with plans to connect 13 more Nunavut communities this year. Bell MTS is extending LTE Advanced (LTE-A) wireless coverage in rural Southeastern Manitoba, increasing access to the latest wireless technology to 90% of Manitobans. Canada’s first combined vehicle and asset tracking solution is now available on Bell’s IoT-dedicated LTE-M network from Canadian innovation partners BeWhere and Trak-iT.

Bell Media’s all-new Crave streaming service

Bell Media today announced the all-new Crave content platform that combines HBO Canada, The Movie Network (TMN) and other premium programming, available now through participating TV providers and as a breakthrough streaming service available to all Canadians with Internet access beginning this Monday November 5. In Q3, Bell Media introduced CraveTV’s first kids programming through a strategic partnership with WOW! Unlimited Media, announced a new long-term programming agreement with VICE Media and made iHeartRadio Canada’s 11,000 podcasts available on Spotify. In October, the new United States-Mexico-Canada Agreement (USMCA) effectively rescinded a 2015 CRTC ban on simultaneous substitution of U.S. signals during Bell Media’s broadcast of the Super Bowl.

Bell Mobility leadership in smartphones, connected cars

Bell’s leading mobile device lineup continued to expand in Q3 with the addition of Apple iPhone Xs, Xs Max, XR and Apple Watch Series 4 (GPS + Cellular) and new Android smartphones from leading manufacturers including the Samsung Galaxy Note 9, Google Pixel 3 and Pixel 3 XL, LG Q Stylo+ and Huawei P20 Pro. Bell Mobility and Ford announced that Bell is the first Canadian wireless service provider enabling built-in Wi-Fi hotspots in Ford and Lincoln vehicles with Bell’s Connected Car – Built In service.

Bell Business Markets network, service innovation

Bell Business Markets (BBM) welcomed the Axia NetMedia team following the August 31 closing of Bell’s acquisition of the Calgary-based operator of Alberta’s provincial SuperNet broadband network. BBM also launched Canada’s first cloud-based Virtual Network Services (VNS) platform, offering enterprise business customers a catalogue of on-demand network

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functions that reside securely in Bell’s private cloud, including the country’s first managed SD-WAN (software-defined wide area network) solution powered by Cisco Viptela.

Bell Let’s Talk in the community

Bell Let’s Talk marked Mental Health Week / World Mental Health Day in October by presenting the annual Faces of Mental Illness, a national anti-stigma campaign highlighting Canadians living in recovery from mental illness. Expanded to $2 million annually starting this year, the Bell Let’s Talk Community Fund provides grants to grassroots mental health programs in every region of the country, a total of 120 groups this year starting with donations to community programs in Greater Montréal and the Québec City region, suicide prevention programs at 20 remote First Nations across Ontario, and trauma therapy for recently arrived refugees through YMCA of Greater Saint John.

BCE RESULTS

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q3 2018	Q3 2017	% change
BCE
Operating revenues	5,877	5,697	3.2%
Net earnings	867	850	2.0%
Net earnings attributable to common shareholders	814	803	1.4%
Adjusted net earnings(1)	861	824	4.5%
Adjusted EBITDA(2)	2,457	2,405	2.2%
EPS	0.90	0.90	-
Adjusted EPS(1)	0.96	0.91	5.5%
Cash flows from operating activities	2,043	2,233	(8.5%)
Free cash flow(3)	1,014	1,183	(14.3%)

“We performed well across all Bell operating segments in Q3, posting another solid quarter of financial and operating results with record wireless subscriber results, a stronger wireline revenue growth trajectory, improved media top-line performance and cost discipline driving higher adjusted EBITDA in line with guidance for the year,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell. “We remain competitively well positioned as we move forward in Q4, with strong momentum across our wireless and residential wireline operations and market-leading media assets generating strong and reliable cash flow. Growth opportunities ahead from business performance, continued capital and cost efficiency gains, additional MTS-related tax benefits and a stronger pension solvency position provide a solid foundation for continued execution of our dividend growth objective. With no fundamental changes in outlook, I am pleased to reconfirm all our financial guidance targets for 2018.”

BCE operating revenue growth in Q3 accelerated, increasing 3.2% to $5,877 million, driven by a 1.2% increase in service revenue to $5,117 million that reflected year-over-year increases for all Bell operating segments. Product revenue grew 18.2% to $760 million, the result of increased sales of premium smartphones and a greater number of wireless customer transactions, as well as stronger data equipment sales to large business customers.

Net earnings grew 2.0% to $867 million and net earnings attributable to common shareholders increased 1.4% to $814 million. Net earnings per common share was unchanged compared to Q3 2017 at $0.90 per share. Higher net earnings were the result of operating revenue growth

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driving higher adjusted EBITDA as well as lower income taxes and lower other expense, partly offset by higher severance, acquisition and other costs, increased depreciation and amortization expense and higher finance costs.

Excluding severance, acquisition and other costs, net gains or losses on investments, net mark-to-market changes on derivatives used to economically hedge equity settled share-based compensation plans, early debt redemption costs and impairment charges, adjusted net earnings were up 4.5% to $861 million, driving a 5.5% increase in adjusted EPS to $0.96 per common share.

Adjusted EBITDA was up 2.2% to $2,457 million on increases of 4.5% at Bell Wireless and 1.2% at Bell Wireline. Bell Media adjusted EBITDA decreased 2.7% due to higher programming costs compared to last year, which included broadcast rights for the 2018 FIFA World Cup.

BCE’s consolidated adjusted EBITDA margin(2) decreased to 41.8% from 42.2% in Q3 2017, due to growth in lower-margin wireline and wireless product revenue, higher media content costs, and the margin impact from the decline in wireline voice services.

BCE capital expenditures totalled $1,010 million, compared to $1,040 million in Q3 last year, representing a capital intensity (4) ratio (capital expenditures as a percentage of total revenue) of 17.2%, down from 18.3% last year. Capital investment continued to focus on expanding our fibre to the premises (FTTP) footprint to more homes and businesses; the deployment of wireless small cells to optimize mobile coverage, signal quality and data backhaul; and ongoing investment in Manitoba to improve broadband network coverage, capacity and speeds.

BCE cash flows from operating activities were $2,043 million, down 8.5% from last year, as higher adjusted EBITDA was more than offset by a decrease in cash from working capital and the timing of income taxes paid. Free cash flow generated in the quarter was $1,014 million, 14.3% lower than Q3 last year, reflecting a decrease in cash flows from operating activities excluding acquisition and other costs paid, which was partly offset by lower capital expenditures.

In Q3, BCE added 177,834 net new wireless subscribers (including 135,323 postpaid and 42,511 prepaid); 47,749 net new high-speed Internet customers; 40,091 net new IPTV customers; a decrease of 31,490 net satellite TV customers; and a net loss of 74,921 residential NAS lines.

BCE customer connections across wireless, Internet, TV and residential NAS totalled 19,287,130 at the end of Q3, up 2.2% from last year. The total included 9,487,368 wireless customers, up 5.3% (including 8,728,436 postpaid customers, an increase of 5.9%); 3,904,304 high-speed Internet subscribers, up 3.8%; 2,843,828 TV subscribers, up 0.6% (including 1,639,233 IPTV customers, an increase of 8.0%); and 3,051,630 residential NAS lines, down 6.8%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Total wireless revenue grew 5.9% to $2,182 million. Service revenue increased 2.5% over Q3 2017 to $1,630 million, due to continued strong growth in subscribers and a higher proportion of postpaid customers choosing plans with larger data allotments. Product revenue was up 17.2% to $552 million on increased sales of higher-value smartphones reflected in higher gross subscriber additions and more customer upgrades compared to last year.

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Wireless adjusted EBITDA increased 4.5% to $951 million on the flow-through of high margin service revenue and strong product sales, partly offset by a 7.0% increase in operating costs due to higher handset sales volumes, increased network operating expenses, and higher customer support costs driven by rapid growth in our wireless subscriber base. With a higher proportion of lower-margin product revenue in our wireless revenue mix compared to last year, together with greater device discounting, revenue margin decreased 0.6 percentage points to 43.6%.

  Total postpaid and prepaid net additions grew 66.2% to 177,834, a record Q3 performance.
  Postpaid net additions increased 15.5% to 135,323, our best Q3 result since 2012. This was driven by 9.1% higher gross additions of 426,719, reflecting Bell’s mobile network leadership, the success of our sales promotions and retail channel execution, Canadian population growth, the ongoing onboarding of customers from our long-term mobile services contract with Shared Services Canada (SSC) and lower customer churn(4) – which improved 0.02 percentage points to 1.14% in the quarter.
  Prepaid subscribers increased by 42,511 customers, compared to a net loss of 10,200 in Q3 2017, due to strong market traction for our low-cost Lucky Mobile prepaid service. This contributed to both a 57.7% year-over-year increase in gross additions of 108,928 and lower customer churn. This represented Bell’s first quarter of positive prepaid net additions since Q4 2009.
  Bell postpaid wireless customers totalled 8,728,436 at the end of Q3, a 5.9% increase over Q3 2017. Total wireless customers increased 5.3% to 9,487,368.
  Bell’s industry-leading blended average billing per user (ABPU)(4) decreased 0.7% to $69.28. This was due largely to the dilutive impacts of customer activations from the federal SSC contract, as well as a higher proportion of prepaid subscribers and reductions in data overage revenue resulting from larger data allotments in monthly rate plans. Excluding the impact of the SSC contract, ABPU increased 0.6% over last year.

Bell Wireline

Wireline operating revenue increased 1.9% on improved year-over-year organic residential, business and wholesale top-line growth, resulting in 0.8% higher service revenue of $2,938 million and a 20.1% increase in product revenue to $209 million. These increases were driven by industry-leading Internet and IPTV net subscriber gains, higher household ARPU(4), and improved Bell Business Markets performance from IP broadband connectivity revenue growth, stronger sales of data product and business service solutions to large enterprise customers, and increased sales of international wholesale long distance minutes.

Wireline adjusted EBITDA increased 1.2% to $1,324 million, reflecting the flow-through of strong revenue growth as operating costs increased 2.4% to $1,823 million due to increased sales of business wireline data products and wholesale international long distance. Wireline adjusted EBITDA margin declined 0.3 percentage points to 42.1% due to increased NAS erosion, growth in lower-margin product revenue, and the impact of residential service bundle discounts to match competitor promotions.

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  Bell added 53,124 new retail high-speed Internet customers in Q3, an increase of 27.4% over last year, reflecting the ongoing expansion of Bell’s FTTP footprint (which reached approximately 4.4 million locations at the end of Q3, up from 3.6 million last year) and the pull-through of Internet customer activations from Bell’s Alt TV service. Including wholesale net customer losses, total high-speed Internet net additions were 47,749, up 7.5% compared to Q3 last year.
  BCE’s high-speed Internet customer base totalled 3,904,304 at the end of the quarter, an increase of 3.8% over Q3 last year.
  Bell TV gained 40,091 net new IPTV subscribers in Q3, up 10.1% from last year, despite aggressive cable service bundle promotions and ongoing over-the-top substitution. The improved performance reflected sustained customer demand for Alt TV and more competitive household service bundles supported by Bell’s expanded FTTP footprint. BCE served 1,639,233 IPTV subscribers at the end of Q3, up 8.0% from the same time last year.
  Satellite TV net losses improved 9.1% to 31,490 in Q3, the result of lower customer churn and fewer year-over-year migrations to Bell Fibe TV. Excluding wholesale net losses, the Bell Satellite TV subscriber base declined by 26,861 this quarter, compared to a net customer loss of 31,868 in Q3 last year.
  BCE’s total TV customer base reached 2,843,828 subscribers, up 0.6% from 2,825,754 at the end of Q3 2017.
  Wireline data service revenue was up 2.8% to $1,867 million, the result of strong Internet and IPTV subscriber growth, higher ARPU from customer upgrades to faster Internet speeds with larger data usage buckets, the flow-through of rate changes, and higher Bell Business Markets IP connectivity and solutions sales to enterprise customers.
  Other services revenue increased 15.4% to $60 million, due to the incremental financial contribution from the acquisition of AlarmForce Industries.
  Wireline product revenue increased 20.1% to $209 million, driven mainly by higher equipment sales to business customers.
  Residential NAS net losses increased to 74,921 from 57,387 in Q3 last year, due to continued wireless and IP substitution and more aggressive cable service bundle promotions. Bell residential NAS access lines totalled 3,051,630 at the end of Q3, representing a 6.8% decline from the same time last year.
  Wireline voice revenue decreased 4.4% to $950 million due to ongoing NAS erosion, increases in all-inclusive long distance plans, and reduced usage of traditional long distance services by both residential and business customers.

Bell Media

Media operating revenue increased 1.1% in Q3 to $731 million, the result of higher revenues from both advertising and subscriber fees.

Advertising sales increased over Q3 last year due to revenue generated from the 2018 FIFA World Cup, stronger year-over-year specialty entertainment performance and increases at

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specialty TV news service CP24. Increased subscriber revenue reflected continued growth in CraveTV and direct-to-consumer sports streaming services TSN Direct and RDS Direct.

Bell Media adjusted EBITDA decreased 2.7% to $182 million, due to higher operating costs that included sports broadcast rights, primarily for the 2018 FIFA World Cup; the ramp-up in HBO and Showtime content for CraveTV; and deal renewals for specialty TV programming.

  CTV continued to be the most-watched television network in Canada with 12 of the top 20 programs of the summer, including #1 show The Amazing Race Canada. CTV was also the top network overall during Premiere Week with the 5 most-watched broadcasts.
  TSN remained Canada’s sports leader and #1 specialty TV channel overall in Q3, as well as over the last year, as viewership in the quarter increased 29% for the key adults 25-54 demographic on the strength of high-demand programming such as the 2018 FIFA World Cup, MLS soccer, PGA golf, and CFL and NFL football. French-language sports network RDS also grew viewership among adults 25-54 by 29% compared to Q3 last year.
  Bell Media’s English entertainment specialty TV properties grew audiences by 14% among adults 25-54, with core specialty brands Bravo, Comedy, Discovery, E!, Gusto, Much, MTV and Space all maintaining or growing audiences across key demos.
  Bell Media was the top French-language specialty and pay TV broadcaster for the 2017/2018 broadcast year with the most top 10 channels among adults 25-54, including Canal D, Canal Vie, RDS and Super Écran.
  As Canada’s top radio broadcaster, Bell Media reached an average audience of 17 million radio listeners who spent over 72 million hours tuned in each week.
  Bell Media remains the digital media leader among Canadian broadcast and video network competitors with monthly averages of 406 million total views and 944 million minutes spent watching. We reached 68% of digital audiences with approximately 21 million unique monthly visitors.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.755 per common share, payable on January 15, 2019 to shareholders of record at the close of business on December 14, 2018.

OUTLOOK FOR 2018

BCE confirmed its financial guidance targets for 2018, which were updated on May 3, 2018 to reflect the adoption of International Financial Reporting Standard 15 (IFRS 15):

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	May 3 Guidance	November 1 Guidance
Revenue growth	2% - 4%	On track
Adjusted EBITDA growth	2% - 4%	On track
Capital intensity	approx. 17%	On track
Adjusted EPS	$3.45 - $3.55	On track
Adjusted EPS growth	1% - 4%	On track
Free cash flow growth	3% - 7%	On track
Annualized common dividend per share	$3.02	$3.02
Dividend payout policy(3)	65% - 75% of free cash flow	On track

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q3 2018 results on Thursday, November 1 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-800-377-0758 or 416-340-2216. A replay will be available until midnight December 6, 2018 by dialing 1-800-408-3053 or 905-694-9451 and entering pass code 7771836#.

A live audio webcast of the conference call will be available on BCE’s website at BCE Q3-2018 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

In Q1 2018, we updated our definition of adjusted net earnings and adjusted EPS to exclude net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Adjusted net earnings and adjusted EPS for 2017 have also been updated for comparability purposes.

(1)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable

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to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q3 2018		Q3 2017
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	814	0.90	803	0.90
Severance, acquisition and other costs	39	0.04	17	0.01
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	5	0.01	(8)	(0.01)
Early debt redemption costs	2	0.01	12	0.01
Impairment charges	1	-	-	-
Adjusted net earnings	861	0.96	824	0.91

(2)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q3 2018 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)
	Q3 2018	Q3 2017
Net earnings	867	850
Severance, acquisition and other costs	54	23
Depreciation	779	760
Amortization	220	207
Finance costs
Interest expense	255	242
Interest on post-employment benefit obligations	17	18
Other expense	41	56
Income taxes	224	249
Adjusted EBITDA	2,457	2,405
BCE operating revenues	5,877	5,697
Adjusted EBITDA margin	41.8%	42.2%

(3)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are nonrecurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q3 2018	Q3 2017
Cash flows from operating activities	2,043	2,233
Capital expenditures	(1,010)	(1,040)
Cash dividends paid on preferred shares	(35)	(21)
Cash dividends paid by subsidiaries to NCI	(3)	(13)
Acquisition and costs paid	19	24
Free cash flow	1,014	1,183

(4)	We use ABPU, ARPU, churn and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

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CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s common share dividend payout policy, our network deployment plans and related capital investments, annualized cash savings expected to result from management workforce reductions, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 1, 2018 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 1, 2018. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2018 financial results, as well as our objectives, strategic priorities and business outlook for 2018, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  A gradual improvement in economic growth, given the Bank of Canada's most recent estimated growth in Canadian gross domestic product of 2.1% in 2018, representing a slight increase from the earlier estimate of 2.0%
  Employment gains expected to slow in 2018, as the overall level of business investment is expected to remain soft
  Interest rates expected to increase modestly in 2018

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  Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices
  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A soft media advertising market, due to variable demand, and continued escalation of costs to secure TV programming
  Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services
  Higher handset cost, driven by a higher sales mix of premium devices, increased new customer activations and more customer device upgrades attributable to a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Wireless revenue growth driven by postpaid subscriber base expansion and a higher volume of handset sales
  Expansion of the LTE-A network coverage to approximately 92% of the Canadian population
  Ability to monetize increasing data usage and customer subscriptions to new data services
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
  Accelerating customer adoption of OTT services resulting in downsizing of TV packages
  Ongoing deployment of direct fibre and growing consumption of OTT TV services and on- demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment

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  Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, reduction of traffic that is not on our network and operating synergies from the integration of MTS
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  Revenue performance is expected to reflect an improving TV advertising sales trajectory supported by our broadcast of the 2018 FIFA World Cup, further CraveTV subscriber growth and continued growth in outdoor advertising
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2018:

  total post-employment benefit plans cost to be approximately $335 million to $355 million, based on an estimated accounting discount rate of 3.6%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $270 million to $280 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $65 million to $75 million depreciation and amortization expense of approximately $4,000 million to $4,050 million interest expense of approximately $975 million to $1,000 million an effective tax rate of approximately 25%
  NCI of approximately $50 million
  total pension plan cash funding of approximately $400 million cash taxes of approximately $700 million to $750 million
  net interest payments of approximately $950 million to $975 million other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately $25 million average BCE common shares outstanding of approximately 900 million
  Common share buybacks totalling $175 million
  an annual common share dividend of $3.02 per share

The foregoing assumptions, although considered reasonable by BCE on November 1, 2018, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

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Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2018 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2018 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions

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  events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities online content theft and piracy and the absence of effective legal recourses to combat them events affecting the continuity of supply of products and services that we need to operate our business and to comply with various obligations from our third-party suppliers, outsourcers and consultants the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2017 Annual MD&A dated March 8, 2018 (included in BCE’s 2017 Annual Report) and BCE’s 2018 First, Second and Third Quarter MD&As dated May 2, 2018, August 1, 2018 and October 31, 2018, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

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The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur
514 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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